Exhibit 99.2

NEWS RELEASE

FOR IMMEDIATE RELEASE:

MDA Announces Senior Leadership Team Appointments Following

Closing of its Acquisition of DigitalGlobe

•	Leverages senior talent from both companies

•	Experienced management team with decades of experience

•	Positions enterprise for growth across broad set of space markets

•	Combined company renamed Maxar Technologies

SAN FRANCISCO and VANCOUVER, BC – October 5, 2017 – MacDonald, Dettwiler and Associates Ltd. (“MDA” or the “Company”) (TSX: MDA and NYSE: MDA), a leading global provider of advanced space technology solutions for commercial and government markets, today announced senior executive appointments following the completion of MDA’s acquisition of DigitalGlobe, Inc. (“DigitalGlobe”). The appointments strengthen and position the Company to serve the U.S. government, international governments and the Company’s commercial customers as a mission-critical partner with an expanded portfolio of space technology solutions.

“This is a very strong group of talented senior executives,” said Howard L. Lance, president and chief executive officer of MDA. “With the new appointments we are announcing today, in addition to our existing team, I am more confident than ever in our ability to anticipate and serve the changing needs of our customers and grow our business in the U. S., Canada and around the world.”

Effective immediately, the following individuals, who held leadership positions at either MDA or DigitalGlobe, will now serve as members of the senior leadership team of Maxar Technologies:

•	William McCombe is appointed executive vice president and chief financial officer of MDA. Mr. McCombe has served as senior vice president and chief financial officer of SSL MDA Holdings, Inc. since 2016. He joined MDA in 2014 following a successful career in corporate finance, mergers and acquisitions at Bank of America Merrill Lynch and Morgan Stanley.

•	Anil Wirasekara, previously executive vice president and chief financial officer of the Company, will continue with the Company and serve as the senior financial executive based in Canada, reporting to Mr. Lance, with a significant portfolio of responsibilities.

•	Timothy M. Hascall is appointed executive vice president and chief operations officer. Mr. Hascall previously served as executive vice president responsible for the Imagery business unit at DigitalGlobe, including operations and customer experience. Previously, he held leadership positions with TriZetto, an integrated health management enterprise software and services company, Equitant, a global finance and accounting business process outsourcing company and Accenture, a global management and business consulting, technology and outsourcing firm. Mr. Hascall began his career as an officer in the U.S. Marine Corps.

•	Dr. Walter S. Scott is appointed executive vice president and chief technology officer. Dr. Scott is the founder of DigitalGlobe and previously served as chief technology officer and executive leader of the Platform and Services businesses for the company. He founded DigitalGlobe in 1992 as WorldView Imaging Corporation, the first company to receive a high-resolution commercial remote sensing license from the U.S. Government.

•	Daniel Jablonsky is appointed president of DigitalGlobe. Mr. Jablonsky previously served as general manager of the U.S. and International Defense and Intelligence businesses at DigitalGlobe. He concurrently served as senior vice president and general counsel of the company. He joined DigitalGlobe in 2012 following a successful career with two leading corporate law firms focused on mergers and acquisitions, international joint ventures and securities and corporate finance matters. Mr. Jablonsky began his career as a surface warfare officer in the U.S. Navy.

•	Tony Frazier is appointed president of Radiant Solutions, the newly created business unit formed from the combination of MDA Information Systems and DigitalGlobe | Radiant. Mr. Frazier was previously senior vice president and general manager of DigitalGlobe | Radiant. He led the acquisition of the Radiant Group by DigitalGlobe in November 2016. Mr. Frazier previously led a variety of product and marketing teams at GeoEye, Cisco Systems, Info Global Solutions, IBM and was a consultant at Bain & Company.

•	Bruce Stephenson is appointed senior vice president and chief strategy and corporate development officer. Mr. Stephenson previously served as senior vice president and chief strategy and corporate development officer of SSL MDA Holdings, Inc. since 2016. Previously, he was a partner at Bain & Company. Earlier in his career, he served as an officer in the U.S. Air Force and Air Force Reserve with a focus on strategic space policy and operations.

•	Stephanie Georges is appointed senior vice president and chief marketing officer. Ms. Georges previously served as senior vice president at DigitalGlobe responsible for corporate strategy, communications and marketing. In her new role, Ms. Georges will be responsible for leading corporate marketing and communications and the Company’s recently announced plan to rebrand as Maxar Technologies. She joined DigitalGlobe in 2015, having served in senior leadership roles at both CenturyLink and Qwest Communications. Previously, Ms. Georges served as an analyst at Morgan Stanley and Salomon Brothers.

•	Marcy Steinke is appointed senior vice president of government relations and public policy. Ms. Steinke previously served as senior vice president of government relations and public policy for DigitalGlobe. Previously, she served as a pilot in the U.S. Air Force, director of congressional legislative affairs for the chairman of the joint chiefs of staff at the Pentagon and as director of the operations directorate at the White House.

•	Jeff Robertson is appointed senior vice president and chief Information officer with responsibilities for deployment and development of information technology and cybersecurity. Mr. Robertson previously served as senior vice president and chief information officer for DigitalGlobe. Previously, he served as chief information officer at ADT Security Services. Mr. Robertson’s prior experience also includes leadership roles at CNA Financial Services, IBM and Accenture.

•	Michelle Kley is appointed senior vice president, general counsel and corporate secretary for the Company. Ms. Kley has served as senior vice president and chief legal and compliance officer and secretary of SSL MDA Holdings, Inc. since 2016. Previously, she was vice president of legal for MDA’s SSL business unit. Prior to joining SSL, she served at several corporate law firms in San Francisco focused on mergers and acquisitions.

•	Andrea Bortner is appointed senior vice president and chief human resources officer. Ms. Bortner previously served as senior vice president and chief human resource officer of SSL MDA Holdings, Inc. Previously, she held leadership positions at Catalina Marketing, Harris Corporation, The Gap and PepsiCo.

Forward-Looking Statements

This release contains forward-looking statements and information, which reflect the current view of MDA with respect to future events, performance and operational capabilities. The forward-looking statements in this regard include statements as to management’s expectations with respect to future growth and operational capabilities of the Company and other statements that are not historical facts.

Although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Any such forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. Additional information concerning these risk factors can be found in the Company’s filings with Canadian securities regulatory authorities, which are available online under the Company’s profile at www.sedar.com, the Company’s filings with the United States Securities and Exchange Commission, or on the Company’s website at www.mdacorporation.com, and in DigitalGlobe’s filings with the SEC, including Item 1A of DigitalGlobe’s Annual Report on Form 10-K for the year ended December 31, 2016.

The forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements and are based upon data available as of the date of this release and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable securities legislation.

ABOUT MDA

MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide. MDA’s business is focused on markets and customers with strong repeat business potential, primarily in the Communications sector and the Surveillance and Intelligence sector. In addition, the Company conducts a significant amount of advanced technology development. MDA’s established global customer base is served by more than 4,800 employees operating from 15 locations in the United States, Canada, and internationally. The Company’s common shares trade on the Toronto Stock Exchange under the symbol TSX:MDA. For more information, visit www.mdacorporation.com

ABOUT SSL MDA HOLDINGS, INC.

SSL MDA Holdings, Inc. is a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. and serves as the operating company for all MDA businesses. SSL MDA Holdings is headquartered in San Francisco, California.

ABOUT DIGITALGLOBE

DigitalGlobe is a leading global provider of high-resolution Earth-imagery products and services sourced from our own advanced satellite constellation and third-party providers. Our imagery solutions support a wide variety of users in defense and intelligence, civil agencies, mapping and analysis, environmental monitoring, oil and gas exploration, infrastructure management, Internet portals, and navigation technology. Each day users depend on us to better understand our changing planet in order to save lives, resources and time.

CONTACTS

Investor relations: Marissa Poratto, MDA, (604) 331-2044, mporatto@mdalimited.ca

Media relations (Canada): Wendy Keyzer, MDA, (604) 231-2743, wendy@mdacorporation.com

Media relations (United States): Sheila Ennis, Abernathy MacGregor, (415) 926-7961, sbe@abmac.com

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